IntelGenx Technologies Corp.
6425 Abrams, Ville Saint Laurent
Quebec, H4S 1X9 Canada

December 9, 2013

Via: EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:      Austin Stephenson

Re:	Request for Acceleration – IntelGenx Technologies Corp.
Amendment No. 3 to Registration Statement on Form S-1/A
(SEC File No. 333-190065)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IntelGenx Technologies Corp., respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 3 to the Registration Statement on Form S-1/A (File No. 333-190065), and permit said amended Registration Statement to become effective at 4:00 p.m. (Eastern Time) on December 10, 2013, or as soon thereafter as practicable.

IntelGenx Technologies Corp., hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

IntelGenx Technologies Corp. hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (514) 331-7440 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Very truly yours,

IntelGenx Technologies Corp.

By: /s/ Horst G. Zerbe
       Name: Horst G. Zerbe
       Title: Chief Executive Officer

cc: Richard Raymer, Dorsey & Whitney LLP